EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated June 23, 2011, relating to the consolidated financial statements and financial statement schedule of NetApp, Inc. and its subsidiaries (collectively, the “Company”) which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the Company’s method for recognizing revenue for multiple element arrangements from the adoption of new accounting standards, and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended April 29, 2011.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

November 28, 2011